Exhibit 99.1

SILVERCORP CONTINUES TO INTERSECT HIGH-GRADE SILVER-LEAD ZONES AT THE TLP MINE

Trading Symbol      TSX:  SVM
                                    NYSE American:  SVM

VANCOUVER, BC, July 17, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report high-grade silver-lead intercepts from its ongoing diamond drilling program at the TLP mine at the Ying Mining District, China.

Highlights (all intersections are in core lengths):

  Surface hole ZKTDB0413 intersected 1,025 grams per tonne ("g/t") silver ("Ag"), 3.01% lead ("Pb"), and 0.11 g/t gold ("Au") over a 2.48 metre ("m") interval of vein T26 at the 1,113 m elevation;
  Surface hole ZKTDB2005 intersected 3,211 g/t Ag, 2.41% Pb, 0.15% zinc ("Zn"), and 0.16% copper ("Cu") over a 0.63 m interval of vein T1E at the 1,129 m elevation;
  Surface hole ZKTDB0501 intersected 312 g/t Ag, 3.21% Pb, and 0.43% Zn over a 5.04 m interval of vein T2 at the 980 m elevation;
  Hole ZKG0847 intersected 8,254 g/t Ag, 11.71% Pb, and 1.30% Zn over a 1.87 m interval of vein T16 at the 684 m elevation;
  Hole ZKG1447 intersected 7,140 g/t Ag, 30.79% Pb, 0.92% Zn, and 1.43% Cu over a 0.57 m interval of vein T15W2 at the 818 m elevation;
  Hole ZKG0325 intersected 3,475 g/t Ag, 2.22% Pb, 1.52% Zn, and 0.75 g/t Au over a 0.86 m interval of vein T38 at the 752 m elevation;
  Hole ZKT4710 intersected 83 g/t Ag, 10.46% Pb, 0.46% Zn, 0.09 g/t Au, and 0.75% Cu over a 6.26 m interval of vein T3 at the 638 m elevation;
  Hole ZKG1024 intersected 2,743 g/t Ag, 6.95% Pb, and 1.67% Zn over a 1.27 m interval of vein T11 at the 630 m elevation;
  Hole ZKG1437 intersected 2,204 g/t Ag, 5.13% Pb, 0.43% Zn, and 0.51% Cu over a 2.08 m interval of vein T16 at the 749 m elevation;
  Hole ZKG1441 intersected 3,437 g/t Ag, 2.09% Pb, 1.55% Zn, and 0.22% Cu over a 1.20 m interval of vein T16 at the 727 m elevation;
  Hole ZKT0829 intersected 453 g/t Ag, 5.10% Pb, and 0.93% Zn over a 4.60 m interval of vein T14E at the 975 m elevation; and
  Hole ZKG0009 intersected 542 g/t Ag, 52.01% Pb, 0.20% Zn, and 0.16% Cu over a 0.81 m interval of vein T15W at the 637 m elevation.

From January 1, 2022, to June 15, 2023, a total of 66,679 m in 340 diamond drill holes, including 270 underground holes and 70 surface holes, were completed at the TLP mine. Assay results for 227 holes have been received, with 197 holes intersecting mineralization. Currently, there are 10 rigs drilling at the TLP mine.

The drilling program has targeted three areas: 1) silver-lead vein structures in the resource area at higher elevations, close to surface, which have seen limited exploration; 2) infilling in the production area, particularly above or below previously-mined stopes, where production stopped due to higher than modelled variability in grades, thicknesses, and attitudes of the vein structures; and 3) step out drilling to test the extension of the major vein structures to the northeast of the resource area.

Drilling Near-Surface Ag-Pb Vein Structures within the Resource Area

Drilling over the past few years primarily focused on the lateral and downdip extent of known vein structures and paid insufficient attention to their extension potential at elevations above 900 m. In addition to the 70 surface drill holes, which account for over 20% of the drill holes in this program, many underground holes drilled also targeted the vein structures at higher elevations. High-grade Ag-Pb vein structures intersected at higher elevations include the T1 series, T2, T3 series, T11 series, T14E, T15 series, T16 series, T23 series, and T26 series (Table 1).

Drilling Above or Beneath Previously-Mined Stopes within the Resource Area

Most holes drilled during this period targeted blocks of known Ag-Pb vein structures that were previously missed due to limited drilling or tunneling, changes in thickness, strikes and dips of the pay-zones in veins within the resource areas below the 900 m elevation. The high-grade intercepts are mainly associated with the northwest-dipping T1 series, T2 series, T3 series, T4, T11 series, T15 series, T16 series, T23 series, T20, T21, T31W3, T33 series, and T35 series, and the east-dipping T14 series, T22 series, T26 series, and T28 series. These intercepts have led to significant expansion and upgrading of resources. Since the ramps and access tunnels are already in place, these defined high-grade blocks can be quickly converted to reserves and mined.

Step-Out Drilling Intersecting Ag-Pb Veins to the Northeast of the Resource Area

Step-out surface and underground drilling intersected high-grade Ag-Pb veins T2, T3 series, T4, T5, and T21 series to the northeast of the resource area. Hole ZKT4710 intersected 83 g/t Ag, 10.46% Pb, 0.46% Zn and 0.75% Cu over a 6.26 m interval. These intercepts have extended the boundary of the resource area approximately 300 m to the northeast.

Table 1: Selected intercepts from the drilling programs at the TLP mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein
ZKTDB2005	23.60	24.90	1,141	1.30	108	1.18	0.03	0.03	0.07	T1
ZKTDB0412	82.92	84.76	1,101	1.84	216	1.08	0.07	0.05	0.03	T1
ZKTDB0422	74.09	75.86	1,101	1.77	268	0.18	0.03	0.02	0.02	T1
ZKTDB0413	90.30	92.14	1,084	1.84	195	2.94	0.03	0.07	0.01	T1
ZKTDB1781	126.97	129.95	984	2.98	162	2.01	0.07	0.02	0.03	T1
ZKT0933	124.02	124.62	910	0.60	261	11.44	2.52			T1
ZKT0006	38.46	38.96	888	0.50	190	3.96	0.18	0.07	0.06	T1
ZKTDB2005	54.64	55.27	1,129	0.63	3,211	2.41	0.15	0.03	0.16	T1E
ZKTDB0422	53.88	55.16	1,107	1.28	244	0.31	0.08	0.02	0.01	T1W
ZKTDB0427	58.17	58.71	1,105	0.54	672	0.67	0.07	0.03	0.07	T1W
ZKTDB0428	71.16	71.66	1,078	0.50	233	0.54	0.04			T1W
ZKTDB0603	106.05	107.10	1,034	1.05	837	2.64	0.31	0.05	0.05	T1W
ZKTDB0006	176.90	179.95	912	3.05	274	7.86	0.13			T1W
ZKT0815	73.01	73.92	871	0.91	119	4.58	0.09	0.35	0.01	T1W
ZKT1145	92.26	95.18	831	2.92	49	5.47	0.28	0.05	0.12	T1W
ZKTDB0428	13.40	16.59	1,117	3.19	134	0.48	0.26			T1W1
ZKTDB0422	28.46	30.10	1,116	1.64	91	1.42	0.10	0.02	0.02	T1W1
ZKTDB0603	28.83	30.64	1,100	1.81	177	0.79	0.05	0.05	0.06	T1W1
ZKTDB0008	109.91	110.44	1,017	0.53	867	1.11	1.73	0.11	0.09	T1W1
ZKTDB0006	118.81	119.30	958	0.49	60	5.59	0.07			T1W1
ZKT0826	3.79	4.54	897	0.75	204	0.17	0.08	0.02	0.02	T1W1
ZKT0613	148.66	149.52	884	0.86	960	1.11	1.28			T1W1
ZKT0404	151.28	153.71	866	2.43	137	1.18	0.37	0.02	0.02	T1W1
ZKT0907	126.35	126.87	636	0.52	324	3.15	0.49			T1W1
ZKT1315	119.43	120.43	590	1.00	175	4.09	2.25	1.11	0.58	T1W1
ZKT0941	125.28	128.32	590	3.04	138	3.15	1.23	0.16	1.06	T1W1
ZKT1314	134.41	135.01	545	0.60	1,061	4.41	1.44	0.58	0.89	T1W1
ZKT1315	128.64	129.22	585	0.58	141	1.27	1.69	0.49	0.17	T1W1a
ZKTDB0412	17.86	19.27	1,120	1.41	361	1.55	0.25	0.05	0.09	T1W2
ZKTDB0413	17.40	19.20	1,117	1.80	162	0.27	0.15	0.07	0.02	T1W2
ZKTDB0411	10.12	13.67	1,116	3.55	503	1.99	0.28			T1W2
ZKTDB0603	10.39	11.13	1,116	0.74	206	3.59	0.06	0.05	0.03	T1W2
ZKTDB0008	66.67	67.18	1,031	0.51	590	4.08	0.19	0.05	0.46	T1W2
ZKT0613	151.96	153.87	883	1.91	531	2.59	1.20			T1W2
ZKT0802	183.01	183.53	828	0.52	166	1.32	0.40	0.11	0.01	T1W2
ZKT0802	183.01	183.53	828	0.52	166	1.32	0.40	0.11	0.01	T1W2
ZKT1574	147.02	147.64	584	0.62	216	0.54	0.66	0.79	0.09	T1W2
ZKT1145	150.45	152.60	824	2.15	599	1.25	1.07	0.16	0.15	T1W2a
ZKTDB0404	77.13	78.61	1,131	1.48	166	0.71	0.18	0.05	0.01	T2
ZKT0224	87.79	88.48	986	0.69	538	1.60	0.05	0.05	0.04	T2
ZKTDB0501	172.99	178.03	980	5.04	312	3.21	0.43	0.06	0.06	T2
ZKTDB3306	60.85	63.13	947	2.28	132	0.35	0.11			T2
ZKTDB3307	58.45	60.31	946	1.86	208	0.37	0.14			T2
ZKT1145	46.32	49.47	836	3.15	225	3.12	2.08	0.43	0.68	T2
ZKT1144	42.50	43.39	836	0.89	132	4.87	0.23	0.03	0.44	T2
ZKT1354	166.38	168.31	824	1.93	120	0.76	0.02	0.02	0.04	T2
ZKT4708	140.80	141.95	710	1.15	31	5.54	0.04	0.19	0.01	T2
ZKT4715	145.31	145.87	666	0.56	186	2.01	0.09			T2
ZKT4522	151.31	152.86	641	1.55	34	6.12	0.10		0.80	T2
ZKT5104	251.05	251.65	540	0.60	18	3.58	0.19	2.45	0.07	T2
ZKT1129	32.06	32.80	839	0.74	435	0.06	0.04	0.03	0.01	T2E
ZKT0006	126.31	126.85	877	0.54	344	1.48	0.35	0.13	0.04	T2E1
ZKT0224	68.22	70.88	990	2.66	114	1.54	0.03	0.05	0.03	T2W
ZKT0106	42.26	44.20	886	1.94	275	3.45	0.07			T2W
ZKT0107	45.39	45.96	882	0.57	229	0.96	0.02			T2W
ZKT0106	74.47	76.83	882	2.36	114	1.70	0.08			T2W1
ZKTDB1201	46.72	49.99	1,120	3.27	41	4.92	0.13			T3
ZKTDB2401	143.18	144.13	1,029	0.95	180	1.11	0.11	0.02	0.04	T3
ZKTDB3305	75.62	77.18	917	1.56	3	0.01	0.03	2.67	0.01	T3
ZKT0006	142.50	143.06	875	0.56	311	2.35	0.10	0.14	0.32	T3
ZKT0201	114.56	117.54	871	2.98	284	2.71	0.10	0.08	0.01	T3
ZKT1129	20.40	22.61	840	2.21	226	1.95	0.68	0.16	0.09	T3
ZKT1145	21.01	22.20	839	1.19	257	1.32	0.44	0.14	0.19	T3
ZKT1144	19.30	22.36	839	3.06	327	0.25	0.11	0.50	0.06	T3
ZKT1127	22.42	23.61	833	1.19	173	2.02	0.42	0.23	0.27	T3
ZKT0214	177.80	178.38	787	0.58	100	8.93	0.05			T3
ZKT0215	201.22	205.34	786	4.12	100	1.78	0.06			T3
ZKT4708	145.90	146.66	709	0.76	23	7.18	0.07	0.05	0.04	T3
ZKT4521	155.20	158.41	663	3.21	38	9.72	0.04			T3
ZKT4712	162.88	168.60	644	5.72	25	5.08	0.09			T3
ZKT4710	165.61	171.87	638	6.26	83	10.46	0.46	0.09	0.75	T3
ZKT5912	145.09	145.64	635	0.55	333	0.23	0.06	0.01	0.02	T3
ZKT4716	180.22	181.10	630	0.88	60	6.27	0.06			T3
ZKT5910	196.49	197.29	605	0.80	7	0.01	0.01	3.81	0.01	T3
ZKT5104	260.62	261.45	532	0.83	19	7.78	0.55	0.03	0.20	T3
ZKT5504	220.79	221.61	404	0.82	13	5.55	0.61	0.05	0.01	T3
ZKTDB1780	192.54	193.05	932	0.51	77	4.27	0.16	0.02	0.01	T3E
ZKT3737	7.16	7.72	749	0.56	213	3.38	0.24	0.45	0.65	T3E
ZKT5502	118.56	120.15	652	1.59	193	0.53	0.22	0.05	0.01	T3E
ZKT4710	174.72	175.24	633	0.52	79	35.25	1.14	0.03	0.19	T3E
ZKT4709	173.87	176.13	630	2.26	77	11.35	0.05	0.06	0.49	T3E
ZKT5910	205.53	207.22	599	1.69	334	0.51	0.42	0.30	0.04	T3E
ZKT5106	390.24	391.41	384	1.17	8	5.96	0.05	0.03		T3E
ZKG0607	234.64	235.25	298	0.61	1,012	1.30	2.84	5.15	0.07	T3E
ZKT0006	147.31	148.05	874	0.74	43	7.28	0.18	0.06	0.01	T3E1
ZKT3721	9.26	10.89	746	1.63	208	4.28	1.20	2.60	0.49	T3E1
ZKTDB3307	127.81	128.65	921	0.84	831	0.90	1.10			T4
ZKTDB3305	136.37	137.81	877	1.44	703	1.35	0.23	0.21	0.03	T4
ZKT3737	37.61	38.66	741	1.05	131	29.55	0.22	0.21	0.77	T4
ZKT3718	37.51	38.16	734	0.65	66	6.57	0.07	0.23	0.25	T4
ZKT3719	38.82	41.01	724	2.19	44	6.47	0.63	0.19	0.22	T4
ZKT5106	398.53	399.05	377	0.52	51	8.27	0.11	0.90		T4
ZKT3737	52.90	54.74	737	1.84	96	4.10	0.14	0.40	0.23	T5
ZKT3721	47.99	50.80	726	2.81	88	2.55	0.21	0.19	0.12	T5
ZKT5505	126.23	127.57	696	1.34	88	2.85	0.24	0.01	0.01	T5
ZKG1221A	136.00	136.53	948	0.53	178	7.35	0.79	0.05	0.03	T11
ZKG1814	11.67	12.18	838	0.51	533	2.38	0.16	0.05	0.08	T11
ZKG1030	129.28	131.45	814	2.17	957	0.52	0.15			T11
ZKG0503	147.37	148.58	733	1.21	682	3.64	0.39	0.05	0.21	T11
ZKG0504	137.22	137.73	716	0.51	748	2.53	0.14	0.20	0.10	T11
ZKG0812	230.25	231.19	712	0.94	911	0.42	0.05	0.01	0.02	T11
ZKG1226	125.24	125.77	683	0.53	56	0.27	0.28	0.02	3.32	T11
ZKG1024	128.39	129.66	630	1.27	2,743	6.95	1.67			T11
ZKG1105	206.94	207.90	626	0.96	48	10.31	0.09	0.05	0.13	T11
ZKG1009	145.17	145.76	578	0.59	752	11.83	5.55			T11
ZKG0108	279.35	280.02	541	0.67	57	8.73	1.39	0.39	0.04	T11
ZKG0454	200.83	201.89	535	1.06	385	8.98	1.48	2.12	0.12	T11
ZKT0616	69.45	70.16	906	0.71	101	2.69	0.13	0.05	0.04	T11E
ZKG0108	342.11	342.74	517	0.63	166	8.89	6.78	1.65	0.01	T11E
ZKG0809	227.42	228.35	627	1.01	216	0.64	0.14			T11E2
ZKG0810	227.29	227.93	619	0.64	260	0.93	0.34			T11E2
ZKT0812	131.72	132.31	907	0.59	781	5.82	0.71	0.05	0.18	T11E4
ZKT0616	82.24	82.74	902	0.50	1,259	2.97	0.47	0.05	0.29	T11E4
ZKT0812	29.72	30.31	919	0.59	754	0.45	0.48	0.05	0.02	T11W
ZKG1815	34.90	35.45	840	0.55	684	0.91	0.25	0.02	0.04	T11W1
ZKG1819	87.46	88.02	794	0.56	24	6.21	0.29	0.01		T12
ZKG0104	152.05	152.67	791	0.62	130	2.12	0.36	0.02	0.01	T14
ZKT0530	108.41	110.59	752	2.18	79	5.28	0.54	0.01	0.04	T14
ZKG0465	115.81	116.44	680	0.63	222	4.42	0.54	0.22	0.08	T14
ZKT0829	35.73	40.33	975	4.60	453	5.10	0.93	0.05	0.07	T14E
ZKT0611	110.05	110.85	918	0.80	322	0.46	0.17			T14E
ZKT0610	92.60	93.10	902	0.50	264	10.60	0.14	0.05	0.01	T14E
ZKG0106	200.35	201.89	824	1.54	134	1.57	0.07	0.03	0.08	T14E
ZKT0717	130.39	131.53	788	1.14	252	1.48	1.18	0.05	0.02	T14E
ZKG1221A	93.13	93.71	951	0.58	158	2.06	0.26	0.05	0.01	T15
ZKT0813	14.69	15.29	921	0.60	189	1.87	0.12	0.05	0.01	T15
ZKT0812	17.59	18.13	921	0.54	233	1.42	0.16	0.05	0.05	T15
ZKG1815	11.36	12.09	838	0.73	298	1.09	0.48	0.02	0.05	T15
ZKG1447	15.23	15.81	832	0.58	321	0.56	0.26	0.01	0.25	T15
ZKG1610	114.81	115.80	815	0.99	548	1.28	0.50			T15
ZKG0113	105.51	106.22	617	0.71	310	2.86	0.21	0.24	0.19	T15
ZKT1027	142.72	144.13	944	1.41	40	3.30	0.15	0.05		T15W
ZKT1006	5.03	6.07	919	1.04	573	0.37	0.07	0.05	0.04	T15W
ZKG1815	47.76	48.42	841	0.66	209	0.51	0.20	0.02	0.06	T15W
ZKG1437	48.75	49.28	816	0.53	429	0.10	0.26	0.05	0.10	T15W
ZKG1438	58.28	58.95	808	0.67	784	0.97	1.16	0.06	0.10	T15W
ZKG1606	131.63	132.15	685	0.52	184	6.49	0.20	0.12	0.03	T15W
ZKG0009	88.28	89.09	637	0.81	542	52.01	0.20	0.05	0.16	T15W
ZKG1024	125.56	127.29	632	1.73	279	0.40	0.10			T15W
ZKG0115	74.92	76.05	622	1.13	404	19.59	0.50			T15W
ZKG0113	96.89	97.75	620	0.86	596	10.45	0.53	0.09	0.19	T15W
ZKG0005	107.91	108.41	593	0.50	460	11.98	0.35			T15W
ZKT0804	60.41	60.93	921	0.52	211	0.60	0.20	0.05	0.02	T15W1
ZKT0805	48.50	49.00	921	0.50	382	1.47	0.73			T15W1
ZKG0605	191.30	191.82	632	0.52	2,128	3.43	0.21	0.11	0.12	T15W1
ZKG0113	75.05	75.85	627	0.80	216	1.12	0.24	0.17	0.01	T15W1
ZKG1821	63.03	63.85	826	0.82	373	0.52	0.25	0.05	0.05	T15W2
ZKG1447	67.99	68.56	818	0.57	7,140	30.79	0.92	0.04	1.43	T15W2
ZKG1437	73.12	73.67	806	0.55	1,246	1.09	0.09	0.05	0.16	T15W2
ZKG1441	82.74	83.25	798	0.51	646	13.14	0.10	0.11	0.05	T15W2
ZKG1226	40.17	41.60	694	1.43	162	1.02	0.40	0.02	0.03	T15W2
ZKG1024	39.63	40.18	678	0.55	909	0.76	0.25			T15W2
ZKG1821	122.47	123.08	817	0.61	1,036	0.76	0.25	0.05	0.20	T15W4
ZKT0716	61.96	62.53	794	0.57	672	1.41	1.34	0.05	0.06	T15W4
ZKG0111	92.43	92.95	621	0.52	103	3.05	0.08			T15W4
ZKG1447	188.43	188.98	787	0.55	2,778	2.40	2.56	0.02	0.21	T16
ZKT1365	178.41	179.04	780	0.63	635	4.54	1.04	0.07	0.11	T16
ZKG1437	212.50	214.58	749	2.08	2,204	5.13	0.43	0.05	0.51	T16
ZKG1441	240.19	241.39	727	1.20	3,437	2.09	1.55	0.05	0.22	T16
ZKG0852	39.02	39.54	712	0.52	502	1.71	0.42			T16
ZKG1023	38.65	39.20	710	0.55	465	1.38	1.05		0.06	T16
ZKG1012	45.94	46.44	691	0.50	281	2.37	0.18	0.05	0.01	T16
ZKG0847	59.22	61.09	684	1.87	8,254	11.71	1.30			T16
ZKG0452	63.17	63.78	645	0.61	310	0.62	0.54	0.14	0.01	T16
ZKG0360	199.06	201.45	576	2.39	84	2.91	0.44	0.16	0.02	T16
ZKG0535	214.82	216.01	560	1.19	343	19.10	2.95	1.68	0.08	T16
ZKT1017	50.71	51.32	973	0.61	313	3.17	0.30	0.03	0.02	T16E1
ZKG1022	15.13	15.65	704	0.52	420	0.89	0.36		0.05	T16E1
ZKG0852	81.75	82.26	725	0.51	540	6.43	0.24			T16W
ZKG1022	89.20	89.82	719	0.62	414	5.38	1.45		0.02	T16W
ZKG1816	308.92	309.46	715	0.54	247	3.04	0.74	0.05	0.01	T16W
ZKG0847	95.45	96.02	675	0.57	20	5.25	0.43			T16W
ZKG1449	319.14	320.46	661	1.32	1,350	2.07	2.02		0.05	T16W
ZKG0852	53.88	55.15	716	1.27	537	0.91	0.10			T16W1
ZKG0107	113.70	114.24	597	0.54	245	1.83	1.82	0.59	0.04	T16W1
ZKT0113	68.27	68.89	927	0.62	253	0.07	0.10	0.02	0.02	T16W3
ZKG1814	208.28	209.82	857	1.54	181	2.03	0.82	0.05	0.04	T17
ZKG1810	221.15	221.74	753	0.59	283	14.98	0.24	0.03	0.02	T17
ZKG1816	221.45	224.88	749	3.43	73	1.80	0.26	0.05	0.02	T17
ZKG2211	234.94	235.54	732	0.60	192	5.66	0.39			T17
ZKG1438	263.73	264.25	712	0.52	53	7.18	0.06	0.02	0.01	T17
ZKG1449	299.01	300.60	672	1.59	1,028	3.33	0.33		0.05	T17
ZKG1814	203.27	205.21	857	1.94	419	2.66	0.54	0.05	0.14	T17E
ZKG1438	244.49	245.05	721	0.56	267	1.11	0.17	0.03	0.03	T17E
ZKG1820	16.59	18.21	696	1.62	188	0.72	0.23	0.05	0.05	T17E
ZKG1810	266.29	268.43	735	2.14	463	2.51	0.35	0.02	0.07	T17W
ZKG0429	80.78	81.39	682	0.61	135	4.01	0.36			T17W
ZKG1810	261.84	262.36	737	0.52	716	0.74	0.18	0.02	0.41	T17W2
ZKT3718	46.48	50.52	730	4.04	61	2.88	0.13	0.27	0.27	T20
ZKTDB0504	23.97	24.70	1,055	0.73	308	1.49	0.06			T21
ZKTDB0404	247.57	248.81	1,046	1.24	334	2.41	0.40	0.05	0.21	T21
ZKT0523	100.78	103.75	916	2.97	89	15.87	0.22	0.05	0.11	T21
ZKT3738	64.96	65.46	734	0.50	445	7.29	0.84	0.44	0.14	T21
ZKT3737	68.47	69.89	733	1.42	914	0.63	0.64	1.25	0.17	T21
ZKT3738	87.81	88.33	728	0.52	30	8.08	0.07	0.05	0.01	T21E
ZKT1142	93.10	93.58	1,012	0.48	286	14.66	0.32	0.02	0.04	T22
ZKT1129	133.63	134.24	830	0.61	211	0.73	0.37	0.11	0.03	T22
ZKG1810	300.74	302.32	723	1.58	195	0.80	0.06	0.03	0.12	T22E
ZKTDB0381	169.22	170.44	1,002	1.22	131	1.38	0.27	0.02	0.06	T22W
ZKTDB0009	22.74	23.35	1,046	0.61	2,587	0.72	0.22	0.05	0.29	T23
ZKTDB0006	26.43	28.42	1,032	1.99	256	1.20	0.08			T23
ZKTDB0004	26.34	26.87	1,029	0.53	288	11.11	0.20			T23
ZKT1354	19.67	20.30	808	0.63	178	1.69	0.28	0.03	0.11	T23
ZKT4712	98.27	101.25	681	2.98	92	4.78	0.06			T23
ZKT4716	114.15	114.93	669	0.78	261	0.70	0.14			T23
ZKT1574	167.09	167.74	580	0.65	591	0.81	0.95	0.19	0.15	T23
ZKT1574	163.88	164.48	581	0.60	669	1.28	2.49	0.20	0.24	T23E
ZKTDB0381	60.81	62.77	1,056	1.96	373	0.22	0.08	0.02	0.02	T23W
ZKTDB0381	156.86	157.39	1,008	0.53	304	1.64	1.18	0.04	0.06	T23a
ZKTDB0011	22.96	25.70	1,114	2.74	150	0.50	0.13			T26
ZKTDB0413	27.07	29.55	1,113	2.48	1,025	3.01	0.07	0.11	0.03	T26
ZKTDB0413	29.55	34.61	1,112	5.06	255	0.48	0.08	0.05	0.14	T26E
ZKTDB0426	99.53	100.22	1,068	0.69	193	0.52	0.06			T26E
ZKTDB0011	27.43	28.04	1,112	0.61	159	1.48	0.06	0.05	0.03	T26E1
ZKT0006	2.89	3.42	892	0.53	229	0.70	0.07	0.09	0.19	T26E1
ZKTDB0011	13.39	14.15	1,119	0.76	332	2.51	0.06	0.07	0.03	T26W
ZKT0613	126.73	127.24	886	0.51	580	5.87	0.25			T28
ZKT0802	80.59	81.35	866	0.76	21	6.27	0.10	0.05		T28
ZKT0802	80.59	81.35	866	0.76	21	6.27	0.10	0.05		T28
ZKT0404	126.56	127.08	871	0.52	165	1.32	0.31	0.03	0.03	T28E2
ZKT0613	122.73	123.30	886	0.57	141	1.90	0.30			T28a
ZKT0221	65.00	65.69	1,012	0.69	162	1.90	0.03	0.01	0.08	T29
ZKT0616	32.41	32.92	915	0.51	395	1.18	0.07	0.11	0.14	T31W3
ZKT0812	92.25	92.77	912	0.52	130	3.06	0.37	0.05	0.01	T31W3
ZKTDB1522	225.44	226.03	1,020	0.59	326	4.04	0.14	0.01	0.02	T33
ZKT1315	69.52	70.02	618	0.50	379	1.08	0.17	0.04	0.05	T33E
ZKT1354	1.27	2.63	806	1.36	134	0.53	0.32	0.02	0.01	T33E1
ZKT1315	83.69	85.19	610	1.50	154	1.32	0.51	0.01	0.11	T33E1
ZKT4723	10.50	11.04	740	0.54	401	1.74	0.48			T35
ZKT0771	190.81	191.32	878	0.51	169	8.58	1.52	0.03	0.03	T35E
ZKT0711	118.10	120.85	825	2.75	136	1.99	0.28	0.02	0.02	T35E
ZKT0523	233.46	233.96	907	0.50	566	0.91	0.21	0.05	0.19	T35E1
ZKT0771	231.20	231.74	868	0.54	669	1.54	0.45	0.03	0.10	T35E2
ZKTDB0201	161.59	162.22	946	0.63	347	1.15	0.18	0.11	0.11	T38
ZKT2926	113.66	114.19	829	0.53	569	6.31	0.17	0.05	0.05	T38
ZKT2927	121.02	122.93	828	1.91	576	0.65	0.58	0.05	0.02	T38
ZKT2925	106.81	107.35	805	0.54	464	3.39	5.48	0.16	0.02	T38
ZKG0105	70.07	71.92	797	1.85	220	5.85	0.19	0.03	0.05	T38
ZKG0104	82.94	83.57	796	0.63	948	3.00	2.24	0.02	0.15	T38
ZKT0709	52.12	52.62	794	0.50	196	0.47	0.49	0.05	0.02	T38
ZKT0529	46.13	46.95	793	0.82	326	5.67	1.26	0.05	0.12	T38
ZKT0710	51.13	51.67	793	0.54	581	6.04	0.66	0.03	0.03	T38
ZKG0325	96.57	97.43	752	0.86	3,475	2.22	1.52	0.75	0.07	T38
ZKT2928	209.12	209.70	820	0.58	445	0.68	0.25	0.05	0.02	T39
ZKT2925	173.10	173.72	784	0.62	199	1.55	0.73	0.03	0.03	T39E2
ZKT2927	167.57	168.07	824	0.50	308	0.26	0.05	0.05	0.02	T39W
ZKT2928	171.00	171.51	824	0.51	373	1.14	0.22	0.05	0.01	T39W
ZKT2925	150.01	150.61	791	0.60	420	0.58	0.28	0.03	0.01	T39W
ZKG1030	94.18	94.82	820	0.64	71	4.23	0.42			NA[1]
[1] New vein with no vein ID

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by sawing. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy ("AAS"), and the other is digested by two-acid digestion for analysis of silver, lead, zinc, and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp's mine laboratory ("Ying Lab") located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc, and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control ("QA/QC") procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRMs, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.  Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company's goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees' wellbeing, and sustainable development.  For more information, please visit our website at www.silvercorp.ca.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests;  joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations;  competition;  operations and political conditions; regulatory environment in China and Canada;  environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "proven mineral reserve," "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources," "Indicated Mineral Resources" and "Inferred Mineral Resources."  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2023/17/c7774.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:05e 17-JUL-23